Dolgenos Newman & Cronin LLP
                     1001 Avenue of the Americas, 12th Floor
                               New York, NY 10018

                                                             November 14, 2005
BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

         Attention:  Russell Mancuso
                     Branch Chief

         Re: Avitar, Inc.
             Preliminary Proxy Materials
             Filed October 18, 2005
             File No. 1-15695
             Letter dated November 8, 2005

Gentlemen:

     On behalf of our client, Avitar, Inc. ("Avitar" or the "Company"), we are responding to the comments contained in the letter dated November 8, 2005 (the "Comment Letter") and we are also providing marked copies of the revised Preliminary Proxy Statement with a view toward facilitating your review. Our references in this letter are to the headings and comment numbers used in the Comment Letter.

Proposal Two
Comment 1.

     The Company expanded its disclosure in the Table in the Sub-Section of Proposal No. 2 entitled "Principal Effects of the Reverse Stock Split - Number of Shares of Common Stock and Corporate Matters." Specifically, the Company inserted all the bullet lines suggested in the Comment Letter and in addition identified the number of authorized, unreserved and unissued shares of common stock that will be available for future issuances if the amendment to the Certificate of Incorporation is approved and implemented.


Purposes of the Reverse Stock Split
Comment 2.

     The Company clarified the fourth paragraph of this section to make clear that it does not and, immediately after the reverse stock split, will not meet the listing standards of the Nasdaq National and SmallCap Markets. The references to these Nasdaq Markets were in the Preliminary Proxy Statement only as examples of markets in which the Company does not and, immediately after the reverse stock split, will not meet their listing standards. The references to these Nasdaq Markets have been reduced in the current draft in an attempt to eliminate any indication that the Company, both before and immediately after the reverse stock split, will meet their listing requirements.


Comment 2, Second Sentence.

     The Company inserted a new fifth paragraph of this section to discuss the factors the board considered in determining the ratio for the reverse stock split.


Principal Effects of the Reverse Stock Split
Comment No. 3

     The Company inserted a new second paragraph after the Table in this section describing circumstances in which shareholder approval may be required for future stock issuances, although in general shareholder approval for issuances will not be required after their approval for the reverse stock split.

The Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 925-2800 if you have any questions.

                                   Sincerely,


                                   Eugene M. Cronin

cc: (via fax) Tom Jones, Examiner